UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 26, 2002

Michael A. Ross
Deputy General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Re: Citigroup Inc.
Incoming letter dated December 20, 2001

Dear Mr. Ross:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to Citigroup by the Mary F. Morse Family Trust. We also received a letter from the proponent dated December 30, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

citigroup

Michael A. Ross
Deputy General Counsel

Citigroup Inc.
399 Park Avenue
New York, NY 10043

Tel 212 559 9788
Fax 212 793 0072
michael.ross@citicorp.com

December 20, 2001

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of the Mary F. Morse Family Trust**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the person listed above for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 16, 2002. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rules 14a-8(b), 14a-8(c), 14a-8(f), 14a-8(i)(2) and 14a-8(i)(3) promulgated under the Act and six copies of an opinion of Morris, Nichols, Arsht & Tunnell as to certain matters of Delaware law.

Rule 14a-8(b) provides that in order to be eligible to submit a shareholder proposal pursuant to Rule 14a-8, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal.

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

Rule 14a-8(f) provides that a registrant may omit a shareholder proposal from its proxy statement and form of proxy if it has notified a proponent of any procedural or eligibility deficiencies with the proposal within 14 days of receipt of the proposal and the proponent has failed to correct any such deficiencies within 14 days of receipt of the company's notification.

Rule 14a-8(i)(2) provides that a proposal may be omitted if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.

Rule 14a-8(i)(3) under the Act provides that a registrant may omit a shareholder proposal from its proxy statement and form of proxy if such proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2002.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212-559-9788 or Shelley J. Dropkin at 212-793-7396.

Very truly yours,

Michael A. Ross
Deputy General Counsel

Enclosures

cc: Mary F. Morse Family Trust

October 29, 2001

CITIGROUP INC (C)

form 8-K

Item 5. Other Events.

Attached hereto as Exhibit 99.01 and incorporated by reference herein is the Historical Annual Supplement of Citigroup Inc. and subsidiaries ("Citigroup"). Following the November 30, 2000 acquisition of Associates First Capital Corporation ("Associates"), which was accounted for as a pooling of interests, Citigroup presented the results of Associates as a separate operating segment. In connection with the 2001 integration of Associates' businesses into existing Citigroup businesses, Citigroup changed its operating segments presentation to include the various Associates businesses within the other existing operating segments of Citigroup. As a result, all relevant disclosures contained in the Historical Annual Supplement of Citigroup have been restated to reflect this new segment presentation for all periods presented.

Recent filings: Dec 04, 2000 (form8-K) | Jan 18, 2001 (form8-K) | Apr 10, 2001 (form8-K) | Apr 17, 2001 (form8-K) | May 17, 2001 (form8-K) | Jul 17, 2001 (form8-K) | Sep 17, 2001 (form8-K) | Oct 18, 2001 (form8-K) | **Oct 29, 2001 (form8-K)**

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by the Mary F. Morse Family Trust (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2002 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 16, 2002.

The Proposal urges the Company to adopt a resolution requesting the Company to change the wording of its proxy material to "[r]emove the word 'EXCEPT' and reapply the word 'AGAINST' in the Vote for Directors column."[1] It also asks that the Company remove from its proxy material "the statement (if applicable) placed in the lower section announcing that all signed but not voted as to choice will be voted at the discretion of Management."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(b), Rules 14a-8(c) and (f), Rule 14a-(8)(i)(2) and Rule 14a-8(i)(3) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(b) provides that in order to be eligible to submit a proposal, a proponent must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date the proponent submits the proposal. Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f) provides that a company may exclude a proposal for certain procedural or eligibility deficiencies. Rule 14a-8(i)(2) provides that a proposal may be omitted if "the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." Rule 14a-8(i)(3) provides that a proposal may be omitted if it violates the proxy rules, including Rule 14a-9 which prohibits false and misleading statements in proxy materials.

THE PROPOSAL MAY BE OMITTED BECAUSE THE PROPONENT DID NOT HOLD CITIGROUP SECURITIES FOR THE REQUIRED ONE-YEAR PERIOD PRIOR TO SUBMITTING THE PROPOSAL

Rule 14a-8(b) provides that in order to be eligible to submit a shareholder proposal pursuant to Rule 14a-8, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal (and must continue to hold those securities through the date of the meeting).

On November 30, 2000, Citigroup completed its acquisition (the "Acquisition") of Associates First Capital Corporation ("Associates"). The Acquisition was consummated

---

[1] The language of the Company's proxy card permits stockholders to "withhold authority" for a nominee director; it does not contain the word "except." We have assumed that the Proposal would have the Company replace "withhold authority" with "against."

through the merger (the "Merger") of a subsidiary of Citigroup with and into Associates pursuant to which each share of Associates common stock became the right to receive .7334 of a share of Citigroup common stock. Subsequent to the Acquisition, Associates was contributed to and became a wholly owned subsidiary of Citicorp, a wholly owned subsidiary of Citigroup.

The Proponent became a shareholder of Citigroup common stock on November 30, 2000, when the Proponent's shares of Associates common stock were exchanged for shares of Citigroup common stock upon consummation of the Merger. The records of Citigroup's transfer agent indicate a certificate for Citigroup shares was issued to the Proponent on December 21, 2000. A copy of the transfer agent's record as well as a copy of the proof provided by the Proponent is attached as Exhibit B.

The Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") has consistently granted no-action relief with respect to the omission of a proposal when a proponent has not held voting securities for the requisite period. See, e.g., Exelon Corporation (available March 15, 2001); Applied Power Inc. (available October 4, 1999); Oklahoma Gas and Electric Company (available February 19, 1997); Burlington Northern Santa Fe Corp. (available December 28, 1995); Exide Electronics Group, Inc. (available November 22, 1995); and Owens-Illinois, Inc. (available February 13, 1985).

In each case cited above, the proponent acquired shares of the registrant pursuant to a merger within one year of submitting a proposal to the registrant. Notwithstanding the fact that each proponent had held shares in the acquired company for more than one year prior to the merger, the Staff took the position that each proponent's holding period for the applicable registrant's shares began when the proponent acquired the registrant's shares pursuant to the merger. As the Staff explained in Burlington Northern Santa Fe Corp. "in light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares did not commence earlier than ..., the effective time of the acquisition."

The transaction pursuant to which the Proponent acquired shares of Citigroup common stock was also an acquisition effected by a merger, and involved a separate sale and purchase of securities for purposes of the federal securities laws. For purposes of Rule 14a-8(b), the Proponent acquired shares of Citigroup common stock on November 30, 2000 when the Merger was consummated. Therefore, at the time Proponent submitted the Proposal (October 1, 2001) the Proponent had not owned Citigroup common stock for the requisite one-year period.

The Company believes that the Proposal may be omitted from its 2002 Proxy Materials in accordance with Rule 14a-8(b) because the Proponent has not satisfied the eligibility requirements of Rule 14a-8(b).

THE PROPOSAL MAY BE OMITTED BECAUSE IT COMPRISES MORE THAN ONE PROPOSAL

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal and an accompanying supporting statement to a company for a particular shareholders' meeting. The Proposal (as defined above) violates Rule 14a-8(c) because it contains two separate proposals. First, it contains a proposal recommending that the Company change its proxy card to "[r]emove the word 'EXCEPT' and reapply the word 'AGAINST' in the Vote for Directors column" (the "First Proposal"). Second, it contains a proposal calling for the Company to remove from its proxy material "the statement (if applicable) placed in the lower section announcing that all signed but not voted as to choice will be voted at the discretion of Management"(the "Second Proposal").

Proponent's original submission, dated October 1, 2001, contained the Proposal which comprises the First Proposal and the Second Proposal, as well as an "Alternate Proposal" which was to be used in the event the Company made the changes to its proxy materials requested by the Proposal. If the Company did so, it could include the "Alternate Proposal" which reads "since Management usually suggests that Shareowners vote 'Against' a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote 'Against' the Company nominees for Director..."

Objecting to the fact that the Proposal comprised two proposals (the First Proposal and the Second Proposal), pursuant to Rule 14a-8(f), the Company notified the Proponent that the Proposal did not comply with Rule 14a-8(c) because it contained more than one proposal. The Company also informed the Proponent that she could correct her submission within 14 days of her receipt of the Company's letter, which was delivered to the Proponent on October 11, 2001. The Company's objections did not pertain to the "Alternate Proposal." The Proponent wrote to the Company on October 16, 2001 amending her submission to remove the "Alternate Proposal" but leaving the Proposal unchanged; it still contained the First Proposal and the Second Proposal. The Company again notified the Proponent, on November 5, 2001, that the Proposal did not comply with Rule 14a-8(c) because it contained more than one proposal and that she could correct her submission within 14 days of her receipt of that letter. By letter dated November 5, 2001, received by the Company on November 19, 2001, Proponent modified the wording of the Proposal slightly but did not rectify the multiple proposal defect; the Proposal continued to comprise the First Proposal and the Second Proposal. Copies of all correspondence are attached hereto as Exhibit C.

The Staff has consistently taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c). See, e.g., IGEN International, Inc. (July 3, 2000), (proposals to, among other things, require an increase in the number of the issuer's directors to eight, require monthly board meetings, and permit any shareholder owning five percent or more of the company's outstanding common stock to call a shareholder's meeting constituted multiple proposals); Enova Corp. (February 9, 1998) (proposals recommending that the directors take all steps necessary to amend the company's governing documents to elect the entire board annually with an independent lead director constituted multiple proposals); and Allstate Corp. (January 29, 1997) (proposals to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting constituted multiple proposals).

In certain limited circumstances, however, the Staff has taken the position that multiple proposals will be deemed to constitute one proposal if they are related to a single specific concept. In Computer Horizons Corp. (April 1, 1993), a shareholder submitted a proposal recommending that the board modify or terminate each plan, contract or arrangement which would significantly disadvantage potential buyers of the company, including certain plans and contracts specified in the proposal. Since the elements of this proposal all related to the single concept of eliminating anti-takeover defenses, they were deemed to constitute one proposal. See also, Lockheed Corp. (March 11, 1994) (proposal requesting suspension of management incentive compensation plan and reinstatement of employees at specified compensation levels constituted one proposal).

Unlike the proposals at issue in Computer Horizons and Lockheed, the First Proposal and the Second Proposal are not related to a single specific concept beyond the Proponent's broad assertion that they relate to aspects of the proxy card that are "not fair to shareholders". The concept of permitting an "against" vote (which, as discussed below, has no legal effect under Delaware law in determining whether a nominee is elected as a director where directors are elected by a plurality vote) in lieu of a "withhold authority" vote is clearly distinct from and unrelated to the concept of having all signed but unvoted proxy cards vote as management recommends. The First Proposal, because it creates a vote that has no legal effect under Delaware law, only relates to a shareholder's ability to express a greater degree of dissatisfaction with nominees for directors while the Second Proposal relates to how unvoted shares will be counted.

The Company believes that the Proposal may be omitted from its 2002 Proxy Materials in accordance with Rules 14a-8(c) and (f) because the Proposal contains multiple proposals that are not related to a single specific concept and the Proponent has failed to revise her Proposal accordingly.

THE FIRST PROPOSAL MAY BE OMITTED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE FEDERAL LAW

The First Proposal seeks to change the format of shareholder proxy cards with respect to the election of directors. Citigroup's proxy cards provide that a shareholder may either (a) vote for, or (b) withhold authority to vote for a nominee director. The First Proposal, if implemented, would require that the Company eliminate the "withhold authority" option on the proxy card and replace it with an option to vote "against" a nominee director.

Rule 14a-8(i)(2) provides that a proposal which, if implemented, "would require the registrant to violate any . . . federal law" may be omitted. The First Proposal, if implemented, would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2), and therefore, it is our opinion that the First Proposal may be omitted pursuant to Rule 14a –8(i)(2).

Rule 14a-4(b)(2) states that:

> A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
>
> (i) A box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or
>
> (ii) An instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or striking out the name of any nominee; or
>
> (iii) Designated blank spaces in which the security holder may enter the names of nominees with respect to whom the security holder chooses to withhold authority to vote; or
>
> (iv) Any other similar means, *provided* that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.

In interpreting Rule 14a-4(b)(2), the Commission has stated that:

> As adopted, rule 14a-4(b)(2) has been revised to delete the specific requirement of a for and against vote for individual nominees. Instead, the rule provides that the form of proxy shall clearly provide one of several designated methods for security holders to withhold authority to vote for each nominee.

Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 16356 at 11 (Nov. 21, 1979), 18 SEC Docket 997, 999 (No. 16, December 4, 1979) ("Shareholder Communications").

Furthermore, according to the Commission, Rule 14a-4(b)(2) only permits withholding of votes (as opposed to votes directed against a nominee director) because:

> the Commission acknowledges that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term "withhold

authority" has been substituted in the rule.

Id. at 12. Thus, except in the limited circumstance described below, Rule 14a-4(b)(2) does not contemplate any method by which a shareholder may disagree with the election of a director nominee, other than the withholding of authority to vote for such nominee.

In the event "that certain jurisdictions may give legal effect to votes cast against a nominee," the Commission has permitted the option of providing for a vote "against" on a proxy card. Id. (referring to Strong v. Fromm Laboratories, Inc., 77 N.W.2d 389 (Wis.1956)). In those instances Instruction 2 to Rule 14a –4(b)(2) provides

> if applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee.

The Company is a Delaware corporation whose directors, in accordance with Section 216 of the Delaware General Corporation Law, are elected by a plurality vote. As more fully discussed in the opinion of the Delaware law firm Morris, Nichols, Arsht & Tunnell (the "Opinion") attached hereto as Exhibit D, portions of which are summarized below, where directors are elected by a plurality vote those nominees who receive the greatest number of favorable votes are elected. As a consequence, a vote against a director, in and of itself, has no effect. The person elected is the one receiving the most votes in favor. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of the other nominees. Thus votes cast against a nominee director will not have any "legal effect."

The decision of the Delaware Court of Chancery in North Fork Bankcorporation, Inc. v. Toal, Del, Ch., C.A. No. 18147, slip op. (Nov. 8, 2000) provides a useful description of the interplay between state law and the rules of the Commission which also illustrates the effect of plurality voting. Noting that since 1979 Rule 14a-4(b)(2) has required that proxy cards providing for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when considering the 1979 amendments to the rule the Commission at first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the Commission found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.

Id., slip op. at 17 (quoting Shareholder Communications).

As a result of this concern, according to the history related by the Court, the Commission included in the rule, as adopted, the concept of withholding authority to vote for a nominee or nominees because the Commission wanted to furnish stockholders a means of expressing dissent beyond merely abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "[b]ecause most corporate votes typically require a plurality (and not a majority as was required by [the defendant's] bylaws) the commentators' concern was well-founded." North Fork Bancorporation, Inc. v. Toal, supra, at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "[r]ather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

In the Company's case, the exception to Rule 14a-4(b)(2) permitting "against" votes on a proxy card does not apply, and the proposed change to the Company's proxy card, if implemented, will cause the Company to format its proxy card in manner inconsistent with the requirements of Rule 14a-4(b)(2).

In First Empire State Corp. (January 26, 1978), the Staff concurred that the portion of a proposal requesting that stockholders be able to vote "For or Against every single item up for ratification by the Stockholders" could be excluded from First Empire's proxy materials reasoning as follows:

> ...it is your view that the first sentence of proposal No. 1 may be excluded because it contradicts Rule[s] 14a-4(b), in that that rule provides that the persons solicited must be afforded the opportunity to specify a choice between approval or disapproval of each matter intended to be acted upon, other than elections to office. Rule 14a-4(b)(2) provides further that where the form of proxy provides for the election of directors and for action on other matters, the form of proxy shall provide a means by which the shareholders may withhold authority to vote for the election of directors. As the first sentence of proposal No. 1 would apply to elections to office, there appears to be some basis for your opinion that that sentence may also be excluded from the Company's proxy material.

As the First Proposal requests the Company to change its proxy material in a similar manner to the change requested in First Empire, (i.e. shareholders would no longer be able to withhold authority in the election of directors), following the reasoning of the Staff in First Empire, the First Proposal may be omitted pursuant to Rule 14a-8(i)(2).

Moreover, given that the First Proposal would require the Company to format its proxy card in a manner inconsistent with Rule 14a-4(b)(2) and the exception set forth in Instruction 2 to Rule 14a-4(b)(2) is inapplicable, the First Proposal, if implemented, would cause Citigroup to violate Federal law. As such, the First Proposal may be omitted pursuant to Rule 14a-8(i)(2).

THE PROPOSAL MAY BE OMITTED BECAUSE IT CONTAINS FALSE AND MISLEADING STATEMENTS

Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation... shall be made by means of any proxy statement...containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading..." The Company believes that the Proposal may be excluded under Rule 14a-8(i)(3) since it contains false and misleading statements.

The Proponent's statement supporting the First Proposal asserts that "Shareowners likewise have the right to ask for a vote 'AGAINST' all Company nominees for Director..." As discussed above and in the Opinion, the Company is a Delaware corporation. Under Delaware law, an against vote has no legal effect in determining whether a nominee is elected as a director where directors are elected by a plurality. It is, therefore, false and misleading for the Proponent to assert that shareholders have a right to ask for a vote against nominees.

In the Second Proposal, the Proponent asks that the Company "Remove the statement (if applicable)...announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." This statement is not, as Proponent anticipated, applicable to the Company. Citigroup's proxy card states, "If no direction is made, this proxy will be voted For Proposals... and Against Proposals... and will be voted in the discretion of the proxies...upon such other matters as may properly come before the Annual Meeting." As Citigroup's proxy card does not contain the language that is the subject of the Second Proposal, the Second Proposal is false and misleading and may be omitted under Rule 14a-8(i)(3).

In the introductory portion of the Proposal, the Proponent requests that the Company change its proxy material in areas "which are not fair to the shareowners." In addition, in the supporting statement, the Proponent states, "This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means."

As discussed above, the Company's proxy card complies in all respects with Rule 14a-4(b)(2). It is, therefore, false and misleading to allege that the proxy card is "not fair to shareholders." This applies as well to the statement, "This entirely unfair voting arrangement". The remainder of that sentence, "has benefited Management and Directors in their determination to stay in office by whatever means" is unsupported and, indeed, inflammatory.

In light of the numerous false and misleading statements in the Proposal and the supporting statement, the Company believes that the Proposal and supporting statement are contrary to the Commission's proxy rules and therefore may be omitted from the Company's 2002 Proxy Materials under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits the Proponent did not own shares of Citigroup common stock for the requisite one-year period, the Proposal comprises two proposals (the First Proposal and the Second Proposal), the First Proposal would, if implemented, cause Citigroup to violate Federal law and both proposals included in the Proposal, the First Proposal and the Second Proposal, contain false and misleading statements. The Proposal may be omitted pursuant to Rule 14a-8(b), Rules 14a-8(c) and (f), Rule 14a-8(i)(2) and Rule 14a-8(i)(3).

EXHIBIT A

Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

October 1, 2001

Office of the Secretary
Citigroup
399 Park Avenue
New York, NY 10043

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,

Mary F. Morse

Mary F. Morse

RECEIVED
2001

LOG # 20011005020
DATE RECEIVED ____________
DATE TO CLOSE ____________

COURT SQUARE
EXECUTIVE COMMUNICATION
2001 OCT -5 P 2:29
RECEIVED

October 1, 2001

PROPOSAL

I, Mary F. Morse Family Trust, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

(IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY)

I, Mary F. Morse Family Trust, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Mary F Morse

12/06/01 13:37:42 CERTIFICATE HISTORY DISPLAY ID: CT3 SID01EH1
CITIGROUP INC COMMON TERM: N102 EH

EXHIBIT B

-- PAGE 1

ISSUE#: 7331 OPEN: 11/13/00 MARY F MORSE FAMILY TRUST
ACCOUNT#: 12061-06752 CLOSE: @ 212 HIGHLAND AVE
TAX ID #: 14-8051477 ACTIVE: 12/28/00 MOORESTOWN NJ 08057
CUSIP#: 172967101
MASTER SHARES: 152 NKEY:
CERTIF SHARES: 152
SAOD SHARES:
ACCOUNT FLAGS:

CERTIFICATE	SHARES	ISSUE	SURRENDER	TOTAL SHRS	CERTIFICATE FLAGS
_ 701051	152	12/21/00			00001000 00000000

NEXT FUNCTION => CH HISTORY SEARCH MODE: ALL PF1-HELP
DC900464 NO MORE HISTORY TO DISPLAY ŏ

Rec'd 11-6-01

C E R T I F I C A T E   T R A N S C R I P T

MARY F MORSE FAMILY TRUST
212 HIGHLAND AVE
MOORESTOWN NJ 08057

Prepared by
Shareholder Services
Suite 4650
P O Box 2500
Jersey City, NJ 07303-2500

DATE PREPARED: 10/31/01

7331 CITIGROUP INC COMMON

ACCOUNT# 12061-06752 FROM 12/21/00 TO 12/21/00

CERTIFICATE NUMBER	NUMBER OF SHARES	ISSUE DATE	CLOSING MARKET PRICE	SURRENDER DATE	CLOSING MARKET PRICE
701051	152	12/21/00	48.750		

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PLEASE CONSULT WITH YOUR PUBLIC LIBRARY.

THE MARKET PRICE(S) PROVIDED ABOVE IS FOR INFORMATIONAL PURPOSES ONLY AND MAY NOT REPRESENT YOUR ACTUAL COST BASIS. WE SUGGEST YOU CONSULT YOUR TAX OR LEGAL ADVISOR WITH ANY QUESTIONS ON HOW THIS INFORMATION MAY BE USED FOR TAX REPORTING OR OTHER PURPOSES.

CLOSING MARKET PRICE AS OF 10/29/01 : 46.400

Citigroup Inc.
425 Park Avenue
New York, NY 10043

EXHIBIT C

October 11, 2001

Ms. Mary F. Morse
Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Ms. Morse:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2002.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or a broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. *This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.*

Please also note that your proposal has a procedural deficiency, as it comprises two proposals, but only one proposal is permitted. You are required to respond within 14 days from the date you receive this notice of deficiency, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Assistant Secretary

Mary F. Morse Family Trust
212 Highland Ave.
Moorestown. NJ 08057-2717

October 16, 2001

Ph: 856 235 1711

Shelly J. Dropkin
Citigroup, Inc.
425 Park Avenue
New York. NY 10043

COPY OF REPLY FOR ALL WHO CHALLENGE

Dear Ms. Dropkin:

Thank you for the request for proof of ownership and reminder about use of one proposal.

I know that only one proposal could be presented to the Stockholders in the proxy, but you quote the Rules as: "to the Company, etc." That is fine with me.

I was only offering a choice of one or the other, therefore, to correct the situation I am canceling the Alternate Proposal and entering only the first proposal.

The "second choice" offer reasoning was this: Your Company could perhaps gain good Public Relations by correcting this imbalance without being "notified" of such via my proposal.

I wish to inform you that I presented this item to the SEC for a ruling to save paperwork all-around. Six weeks later they responded after a phone call, stating that a proposal has to be objected to prior to a ruling. Neither did they respond to a request that perhaps three copies should be a sufficient number rather than six. I am referring to The National Paperwork Reduction Act of years past, as I remember. I will check this out later on the Internet.

I have no grudge against Citigroup, only against the "system" used by most firms in their proxies.

Thanks again.

Mary F. Morse

Single Proposal Adjusted To Comply With Requests

September 27. 2001

PROPOSAL

I, Mary F. Morse, 212 Highland Ave. Moorestown. NJ 08057-2717, owner of $2000.00 or more value of Company stock. wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in areas which are not fair to the shareowners: Remove the word "EXCEPT" and reapply the word "AGAINST" in the Vote For Directors column. Remove the statement {if applicable} placed in the lower section announcing that all signed but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefitted Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted. and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair. as a shareowner has the right to sign as "Present" and not voting. showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners. said Shareowners likewise have the right to ask for a vote "AGAINST" all the Company selected nominees for Director. until directors stop the practice of excessive extra compensation for Management other than base pay and some acceptable perks. THANK YOU.

Mary F. Morse

THE ASSOCIATES

Stock Distribution Statement

3000 000117757

MARY F MORSE FAMILY TRUST
212 HIGHLAND AVE
MOORESTOWN NJ 08057-2717

CUSIP 046008-108 **Company Code** 3000

Account Number	011636-10624
Tax Identification Number	148-05-1477
Record Date	March 12, 1998
Distribution Date	April 7, 1998

Distribution
0.262085 SHARES OF ASSOCIATES FIRST CAPITAL CORPORATION FOR EACH SHARE OF FORD MOTOR COMPANY

Record Date Share Position	*Distribution Date Share Position**
FORD MOTOR COMPANY	*ASSOCIATES FIRST CAPITAL CORPORATION*
400.000	104.834

The Distribution Date Share Position shown above reflects the shares of The Associates you are entitled to receive based on the number of shares of Ford Motor Company Common or Class B Stock you owned of record on the record date. It does not reflect any transactions you may have had since the record date.

PLEASE RETAIN THIS STATEMENT FOR YOUR RECORDS

Dear Shareholder:

This statement shows the number of shares of Class A Common Stock of Associates First Capital Corporation ("The Associates") that have been issued to you as a result of the "spin-off" or distribution by Ford Motor Company ("Ford") of its 80.7% interest (279.5 million shares) in The Associates to Ford Common and Class B stockholders.

Effective on the Distribution Date set forth above, your shares of The Associates have been credited to an account established for you under The Associates' DirectSERVICE™ Investment and Stock Purchase Program (the "DirectSERVICE™ Program"), administered by First Chicago Trust Company of New York ("First Chicago"). The Associates' DirectSERVICE™ Program provides an excellent way to hold your shares of The Associates Common Stock, and allows you to participate in the features of the DirectSERVICE™ Program, which include:

citigroup

November 30, 2000

Dear Former Stockholders of Associates First Capital Corporation:

As a result of the merger of Associates First Capital Corporation ("Associates") with a wholly owned subsidiary of Citigroup Inc. ("Citigroup") you are receiving .7334 of a share of Citigroup common stock for each share of Associates common stock you owned plus cash in lieu of fractional shares.

As more fully described in the Proxy Statement/Prospectus dated October 11, 2000, it is expected that an Associates stockholder will recognize no gain or loss on the exchange of shares pursuant to the merger except with respect to cash received in lieu of fractional [illegible]

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
November 6, 2001

Shelley J Dropkin, Asst. Sec'y.
Citigroup, Inc.
425 Park Avenue
New York, NY 10043

Re: Letter of November 5, 2001

Dear Ms. Dropkin:

It appears that my proposal is being misinterpreted.

When I state "change the proxy format", that is the proposal, a single request, but two changes to be made. The remove "Except" and replace with "Against", and the "claiming of the shareholder non-votes [if applicable] , is what to change—otherwise I would be asked: "change what ?"

Therefore, to be a bit more explicit, I only need add a period to Material, then: "In the two areas which are not fair to the shareowners, remove the word "EXCEPT', etc." Enclosed is an adjusted copy.

Yours is not the only company coming up with this interpretation, and it is really picky, in my estimation. It is annoying, even after the request for verification of my holdings, seeing that your Jersey City office is the registrant, easily assessable to you. After a call to the registrant, I was advised a copy would go out that day. It [two] copies came this afternoon, one in each mailing, Delay perhaps caused by the Anthrax infestation..

Anyway, thanks for communicating your problem with the proposal.

For "stress relief" I am permitting enclosure of my husband's rhyme. He is also preparing this mailing as I do not type nor use a computer.

Mary F. Morse

Mary F. Morse

Single Proposal Adjusted To Comply With Requests

September 27, 2001

PROPOSAL

I, Mary F. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material.

In the two areas which are not fair to the shareowners, remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. [this is: "how to change", and not two other proposals, and not a part to be printed between italics]

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Mary F Morse

CERTIFICATE TRANSCRIPT

MARY F MORSE FAMILY TRUST
212 HIGHLAND AVE
MOORESTOWN NJ 08057

Prepared by
Shareholder Services
Suite 4650
P O Box 2500
Jersey City, NJ 07303-2500

DATE PREPARED: 10/31/01

7331 CITIGROUP INC COMMON

ACCOUNT# 12061-06752 FROM 12/21/00 TO 12/21/00

CERTIFICATE NUMBER	NUMBER OF SHARES	ISSUE DATE	CLOSING MARKET PRICE	SURRENDER DATE	CLOSING MARKET PRICE
701051	152	12/21/00	48.750		

***** PRICE INFORMATION DOES NOT APPEAR ON OUR RECORDS.
PLEASE CONSULT WITH YOUR PUBLIC LIBRARY.

THE MARKET PRICE(S) PROVIDED ABOVE IS FOR INFORMATIONAL PURPOSES ONLY AND MAY NOT REPRESENT YOUR ACTUAL COST BASIS. WE SUGGEST YOU CONSULT YOUR TAX OR LEGAL ADVISOR WITH ANY QUESTIONS ON HOW THIS INFORMATION MAY BE USED FOR TAX REPORTING OR OTHER PURPOSES.

CLOSING MARKET PRICE AS OF 10/29/01 : 46.400

These rhymes are for stress relief.
Not a part of the presentation.

BEGINNER'S LESSON

This is a cat.

This cat is black.

Did someone say: "Scat ?"

This is where it sat.

GOTCHA !

I'm being chided for using an incomplete address,
Leaving it up to someone to guess.
However, the mail reached the company, somehow,
Then was shuffled about, without know how.
Three weeks to find the proper Secretary,
Makes one think letters are unnecessary.
Were I aware the secretary's office is unknown,
I could easily have reached her by phone.
Now that I see your return address is blank,
This rhyme occurred, and I have you to thank.

FOOTNOTE

I just read a footnote from a fan,
Which delights me much more than
The fact I hadn't included some rhyme,
Because I felt it wasn't the time.
My proposal to management is a tad distasteful,
And I thought "stress relief" would be wasteful.

Robert Dennis Morse
November 5, 2001

These rhymes are for stress relief.
Not a part of the presentation.

RHYMIST

I decided to call myself a "Rhymist",
Rather than a poet, as a new twist.
I typed the word on my computer,
But the Paper Clip was a refuter.
The word I typed was red-lined,
And I felt it was a bit unkind.
I referred to my personal dictionary,
Thinking the word very ordinary.
However, there appears no such word;
Don't you think this somewhat absurd ?
I picked up a pen, took no time to think,
And jotted "Rhymist " down with bold ink
The problem with this happens to be,
That no one but me is likely to see,
And notoriety will dissipate, as does a mist,
So, as a Rhymist, I just don't exist !

INTRUDERS

It is apparent that someone stores
Enough hatred of us to invade our shores.
They put little value on their lives,
And don't care if none other survives.
Could there be a problem with us
That provokes such a costly muss?
Maybe our government needs to learn
To explain a program if it wants to earn
Confidence in what we attempt to do;
Constantly show them our problems too.
Such as pictures of our derelicts and drug users,
Let them see all our own abusers.
While we are at it, show our managers wise,
Who collect more than wages right before our eyes.
They feel entitled to what they can skim,
But the extra wealth needed is only a whim.

Robert Dennis Morse

These rhymes are for stress relief.
Not a part of the presentation.

ODE TO RANDY JOHNSON

PITCHING

Randy Johnson assumes a stance,
Then he gives a watchful glance.
He fixes his eyes in a bee line,
Then lets go the ball for a strike, just fine.
When the camera focuses on his face,
A Diamondback look then takes place.
I must be careful with this non-poetry,
Remembering a phrase: "Don't tread on me !"
At fifteen to two, the Yanks are through,
So, returning to New York is the thing to do.

Robert Dennis Morse
5:00AM, 11-4-01
5 min.

EXHIBIT D

Morris, Nichols, Arsht & Tunnell

Johannes R. Krahmer
Lewis S. Black, jr.
William O. LaMotte, iii
Douglas E. Whitney
William H. Sudell, jr.
Martin P. Tully
Thomas R. Hunt, jr.
A. Gilchrist Sparks, iii
Richard D. Allen
David Ley Hamilton
John F. Johnston
Walter C. Tuthill
Donald F. Parsons, jr.
Jack B. Blumenfeld
Donald Nelson Isken
Donald E. Reid
Denison H. Hatch, jr.
Thomas C. Grimm
Kenneth J. Nachbar
Andrew M. Johnston
Mary B. Graham
Michael Houghton
Thomas R. Pulsifer
Jon E. Abramczyk
Alan J. Stone
Louis G. Hering
Frederick H. Alexander
R. Judson Scaggs, jr.
William M. Lafferty
Karen Jacobs Louden
Donna L. Culver
Julia Heaney
Jonathan I. Lessner
Robert J. Dehney
Jeffrey R. Wolters
Maryellen Noreika
David J. Teklits
S. Mark Hurd

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

Rachel A. Dwares
Special Counsel

Rodger D. Smith
Eric D. Schwartz
Mona A. Lee
Stanford L. Stevenson, iii
Derek C. Abbott
Jessica Zeldin
David A. Harris
Patricia O'Neill Vella
Gregory W. Werkheiser
Wendy L. Walter
Christopher F. Carlton
Garfield B. Simms*
Michael Busenkell
Michael J. Conallen, jr.
Richard W. Ellis
John D. Pirnot
Megan E. Ward
Melissa Stone Myers
Jason W. Staib
Donna L. Harris
Todd A. Flubacher
Yvette C. Fitzgerald
James G. McMillan, iii
Matt Neiderman
Scott Salerni
Patricia R. Uhlenbrock
Michael G. Wilson

Of Counsel
Andrew B. Kirkpatrick, jr.
Richard L. Sutton
David A. Drexler
O. Francis Biondi
Walter L. Pepperman, ii

* Admitted in MA only

December 19, 2001

Citigroup Inc.
425 Park Avenue
New York, NY 10043

Ladies and Gentlemen:

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of Citigroup Inc., a Delaware corporation (the "Company"). Section 216 of the Delaware General Corporation Law (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or by-laws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). Neither the Company's certificate of incorporation nor by-laws addresses the vote required to elect directors of the Company. Accordingly, pursuant to Section 216 of the DGCL, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8, 2000). ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy.").[1]

Where directors are elected by a plurality vote those nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the available seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other" and then the writer goes on to describe the difference between a plurality vote and majority vote as follows:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority*; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or, in other words, more than one-half of the total number of votes cast.

Black's Law Dictionary 1039 (5th ed. 1979).

---

1 The North Fork case dealt with the unusual situation where a corporation's by-laws required that directors be elected by a majority of the voting power present at a meeting. More specifically, the question before the Court was whether proxy cards marked "withhold authority" represented "voting power present" at the meeting.

The decision of the Delaware Court of Chancery in North Fork Bancorporation referred to above provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission which also illustrates the effect of plurality voting. Noting that since 1979 SEC Rule 14a-4(b)(2) has required that proxy cards providing for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when considering the 1979 amendments to the rule the SEC at first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.[2]

As a result of this concern, according to the history related by the Court, the SEC included in the rule, as adopted, the concept of withholding authority to vote for a nominee or nominees because the SEC wanted to furnish stockholders a means of expressing dissent beyond merely abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "[b]ecause most corporate votes typically require a plurality (and not a majority as was required by [the defendant's] bylaws) the commentators' concern was well-founded." North Fork Bancorporation, Inc. v. Toal, supra, at 18 n.23. The Court observed that stockholders could be misled by the

---

2 The Court cited Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 82, 358, 1979 WL 17411 (S.E.C.) at *4 (Nov. 21, 1979).

availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "[r]ather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

For the reasons set forth above and limited in all respects to matters of Delaware law, it is our opinion that in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

If we can be of any additional assistance in connection with this matter, please do not hesitate to call on us.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

U.S. POST OFFICE DELAYED

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711

December 30, 2001

Securities and Exchange Commission.
450 Fifth Street, NW
Washington, DC 20549

Re: Request for deletion of Proposal
Citigroup, Inc.

Letter of December 20, 2001
Rules: 14a-8[b]; [c];[d];[f];[i][2];&[i][3] ; [9]

Ladies and Gentlemen:

I wish to make the following statements:

Michael A. Ross is intent on trying to evade the rights of a shareholder. In several communications he has avoided the fact that Citigroup bought out Associates First Capital for which I held ownership over a year and is trying to deny my voting rights with that Company, now absorbed, by claiming I have not held Citigroup yet a year. [Note his enclosures]

Page 1, Par 3 Rule 14a-8[c] : I corrected the 'one proposal' by deleting the second and supplied a single easily read replacement. [Note his enclosure}.

Page 1, Par. 4 Rule 14a-8[f] The 'procedural or eligibility deficiencies' are Mr. Ross's interpretation and not in existence, the proxy proposal having been presented in a proper manner.

The Proponent challenges the Rules application in that the State Rules and Corporate Rules are in violation of an American's 'Right of Dissent'. Since it is quite evident from other Corporate presentations, namely, that Directors are elected by means of a "plurality" vote in the States of Delaware, New Jersey, New York, Virginia, and perhaps other states. The 'Plurality" type of voting prohibits an "Against" choice. The nominees names presented for election are usually the exact number needed to fill the vacancies, and there are no opponents to choose from. A vote is either for all, partial, or abstain, therefore, there are NO losers.

The Laws and Rules are described as "Promulgated", giving a false impression as to the fairness of such. A more accurate word is: "Contrived", since the outcome prevents a shareholder from voting in opposition, as noted above, a violation of Rights !

Sincerely
Mary F. Morse

Composed by: Robert D. Morse
For: Mary F. Morse
6 Copies to SEC 2 to Co. & Rep.

citigroup

Citigroup Inc.
425 Park Avenue
New York, NY 10043

1-212-559-9788
793 7396

February 7, 2002

EXHIBIT

Mrs. Mary F. Morse
Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mrs. Morse:

Citigroup Inc. ("Company") has submitted a petition to the Securities and Exchange Commission ("SEC") requesting that the SEC confirm it will take no action if the Company omits your proposal from its 2002 proxy materials. As the SEC has not yet ruled on the petition, in accordance with SEC Rule 14a-8(m)(3)(ii), we have enclosed a copy of management's response to your proposal, which the Company will include in its 2002 Proxy Statement in the event the petition is denied.

Sincerely,

Shelley J. Dropkin
Assistant Secretary

Enclosure

EXHIBIT

MANAGEMENT COMMENT

Adoption of the first part of the proposal would be inappropriate and misleading because a vote "against" directors has no legal effect. Adoption of the second part of the proposal would require a change in Citigroup's voting procedure from one our shareholders understand and to which they are accustomed to a procedure that could be confusing for shareholders and may result in their votes not being registered as they intend.

Citigroup's proxy card, like that of many other Delaware corporations, gives shareholders the option to vote "for" or to "withhold authority" to vote for directors. No option to vote "against" a director (as requested in the first part of the proposal) is given because such a vote would have no legal effect under Delaware law. Directors of a Delaware corporation are elected by a plurality of votes, meaning that those nominees who receive the greatest number of favorable votes are elected. As a consequence, a vote against a director, in and of itself, has no effect. It would be inappropriate and misleading to give shareholders the option to vote "against" a nominee for director as stipulated in the proposal, as this would suggest that such a vote could result in defeating the slate, when it would only have the effect of an abstention.

It is the standard practice at many other public corporations for signed unvoted proxy cards to be voted as management suggests. Removing the language to which the second part of the proposal objects could, at the very least, lead to confusion among shareholders and, at the worst, result in shareholders being disenfranchised.

Shareholders are familiar with the procedure used at Citigroup and most other public companies that allows them to simply sign and return their proxy cards to register a vote as described on the proxy card. Shareholders who want to be counted for quorum purposes but not register a vote (which would be the effect of changing the proxy card as requested by the proposal) can simply check the box to "abstain", sign the card and return it. Citigroup sees no benefit in changing a procedure shareholders understand and to which they are accustomed to a procedure that would, at least in the near future, result in confusion for shareholders and, potentially, disenfranchisement.

The board recommends that you vote *against* this proposal.

These rhymes are for stress relief.
Not part of presentation.

BEGINNER'S LESSON

This is a cat.

This cat is black.

Did someone say: "Scat ?"

This is where it sat.

PRIORITY

If your life is rather dull
Then you need to make it full.
Find a program, eating is out,
Else you'll become rather stout.
Donate some time to a cause,
And you will feel like Santa Claus.

HIGH HOE !

"High hoe !, High hoe !,
It's off to work we go".
If you hold your hoe on high,
You may look mighty spry,
But, unless you lower the hoe,
To chop the weeds, produce won't grow.

DON'T TELL ME !

Don't you tell me what to do,
I know how to cook a stew.
I turn the heat to the highest flame,
When it boils over, I take the blame.
When somebody phones, I cut them short,
But don't tell me: "I'm a sad sort".
I know how to write a letter,
But someone near does it better.
I don't put words in play,
Simply because I have nothing to say.

Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

RESERVED

In the event you have not observed,
This space has been specially reserved
For the next rhyme that occurs to me;
I will not say what the subject might be.
Except to state I have some clout,
If you are able to figure this out.

Rx:

SEEING DOUBLE

Should you observe you are seeing double,
Do you suppose it indicates trouble ?
Or did you perhaps too quickly arise,
Confuse your brain and misjudge your eyes ?
Now, when buying wallpaper, I suspect
That my observation is incorrect.
Wallpaper is sold by the single roll,
Yet, when received, it is marked a double.
Do you suppose I am in trouble,
Just because I can't see double ?

WHAT IF ?

Has an agent ever asked: "What if ?"
The purpose of course, to worry you stiff;
That they may get your name on the bottom line,
After which you will feel fine.
The agent gets a fine commission,
And your fine is due to your submission.

Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

ODE TO THE CIRCUS

A barker arrived in town one day,
And probably had these words to say:
"Come see our show at the edge of town,
It is the best damn show of renown !"
Another voice then was heard:
"Why do you cuss, Sir ? It is absurd !"
"Don't you know a better word ?"
"Sir, cuss ? Me, Sir, cuss ? What's the fuss ?
Just for you I'll call it that"
And the word "circus" was born in seconds flat.

STILL

This is a word that fascinates me still,
Since ages ago, hearing revenuers break up a still.
The pounding of sledges on metal, I remember still.
When first sounds occurred, we stood, still.
We observe nature's creatures by remaining still.
When wind stops blowing, we say the air is still.
After an earthquake, we note buildings standing, still.
If we pause for speech effect, we are still.
If I keep up this chatter, you might be reading, still.

PORTION

When invited to eat, do you judge your portion ?
Leaving lesser amount for others to gorge on.
Some eating specialists are quick to state
That your increase in size is because you ate
A bit more than needed to maintain your weight.
But, take a look at their size,
Right there in front of your eyes,
And see how experts get out of proportion,
By keeping their jaws too long in motion.

DON'T CARE

Are you a person that "doesn't care" ?
Indicating that you have no interest there ?
When company officials concoct a plan
To plunder your assets, do you understand
That your indifference gives them an inference
It is OK for them to take
More than the salary that they make ?

Robert Dennis Morse

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 FEB 25 PM 4:57

Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
February 11, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Letter received from Citigroup
with copy of Management Comment
if my proposal is to be printed.

Ladies and Gentlemen:

The enclosed material is forwarded in advance, as has been sent me, as a courtesy to Citigroup, Inc. with the thought to conserve time needed to print, should my proposal be approved by the Commission.

It is not intended to further persuade a decision for approval to publish my proposal.

Sincerely,

Mary F. Morse trustee

Mary F. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 20, 2001

The proposals request that Citigroup make particular revisions to its proxy materials.

There appears to be some basis for your view that the proposals may be omitted from Citigroup's proxy materials under rule 14a-8(f) because the proponent exceeded the one proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor